EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31 (Dollars in Millions)	2006	2005	2004	2003	2002

Earnings
1. Income from continuing operations	$4,751	$4,489	$4,167	$3,710	$3,228
2. Applicable income taxes	2,112	2,082	2,009	1,941	1,708

3. Income from continuing operations before income taxes (1 + 2)	$6,863	$6,571	$6,176	$5,651	$4,936

4. Fixed charges:
a. Interest expense excluding interest on deposits	$3,133	$1,937	$1,171	$972	$1,195
b. Portion of rents representative of interest	71	70	69	74	78

c. Fixed charges excluding interest on deposits (4a + 4b)	3,204	2,007	1,240	1,046	1,273
d. Interest on deposits	2,389	1,559	904	1,097	1,485

e. Fixed charges including interest on deposits (4c + 4d)	$5,593	$3,566	$2,144	$2,143	$2,758

5. Amortization of interest capitalized	$—	$—	$—	$—	$—
6. Earnings excluding interest on deposits (3 + 4c + 5)	10,067	8,578	7,416	6,697	6,209
7. Earnings including interest on deposits (3 + 4e + 5)	12,456	10,137	8,320	7,794	7,694
8. Fixed charges excluding interest on deposits (4c)	3,204	2,007	1,240	1,046	1,273
9. Fixed charges including interest on deposits (4e)	5,593	3,566	2,144	2,143	2,758

Ratio of Earnings to Fixed Charges
10. Excluding interest on deposits (line 6/line 8)	3.14	4.27	5.98	6.40	4.88
11. Including interest on deposits (line 7/line 9)	2.23	2.84	3.88	3.64	2.79